EXHIBIT 99.1

Skylight Health Announces Results of 2021 Annual General & Special Meeting of Shareholders

TORONTO, June 29, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-specialty healthcare systems in the United States, is pleased to announce the results of voting at its annual general meeting of the shareholders which was held today (the “Meeting”). All matters submitted to the shareholders, as set out in the Company’s Notice of Meeting and Management Information Circular, were approved by the requisite majority of votes cast at the Meeting.

Election of Directors
Shareholders approved the election of the Directors as set out below:
Pradyum Sekar
Kashaf Qureshi
Norton Singhavon
Grace Mellis
Tom Brogan
Peter Cummins
Patrick McNamee

Appointment of Auditors
PwC, Charted Accountants was appointed auditors of the Company for the ensuring year at the renumeration to be fixed by the Directors.

Approval of 2021 Omnibus Plan
Shareholders approved the Company’s Omnibus Plan as set out in the Management Information Circular of the Corporation.

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations - Canada:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Investor Relations – USA:
John Evans
john.evans@skylighthealthgroup.com
415-309-0230

FORWARD LOOKING STATEMENTS

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.